MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

February 18, 2014

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust

1933 Act Registration No. 333-102228

1940 Act Registration No. 811-21265

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on January 29, 2014 regarding post-effective amendment no. 245 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 247 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust (the “Trust”), and which is being made to reflect changes to the name, underlying index, investment objective and principal investment strategies of certain series of the Trust (each, a “Fund” and, collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 245, filed on December 18, 2013.

Pursuant to your request, we have included all missing data from the December 18th filing in our response below. In addition, all missing data and information from the December 18th filing will be incorporated into the next post-effective amendment. In addition, we understand that comments that you have provided with respect to one Fund apply to similar disclosure for all other Funds, and revised disclosure set forth below will be reflected for all Funds, as appropriate.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 245.

Prospectus

1.	Comment:	Page 1: With regard to footnote no. 2 to the expense table in the summary section of the Prospectus for PowerShares DWA NASDAQ Momentum Portfolio, which discusses the adviser’s agreement to waive fees and/or pay Fund expenses, please confirm that there is no recoupment permitted by the adviser of those expenses.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

	Response:	We hereby confirm there is no recoupment permitted by the adviser. We note that, under the terms of the Excess Expense Agreement between the adviser and the Trust, on behalf of the Funds, recoupment is permitted for all of the Funds except for PowerShares DWA NASDAQ Momentum Portfolio, and therefore no disclosure regarding recoupment is necessary in the footnote to the fee table for that Fund. We also note that, for the remaining Funds discussed in this letter and in the Prospectus, each Fund permits recoupment by the adviser of certain expenses, and footnotes to their respective fee tables contain disclosure to that effect.

2.	Comment:	Page 1: In the section titled “Portfolio Turnover” for each of PowerShares DWA NASDAQ Momentum Portfolio and PowerShares Consumer Cyclicals Momentum Portfolio, the rate of turnover was high during the past fiscal year and, by its nature, a momentum or “industry rotation” strategy may have high turnover. Disclose the risks of high portfolio turnover in the risks section of each Fund.

	Response:	We have included risk disclosure relating to portfolio turnover in the summary prospectus section and in the section on principal risks in the statutory section of the Prospectus for Funds with higher portfolio turnover rates (i.e., near or over 100% for the most recent fiscal year). These are PowerShares DWA NASDAQ Momentum Portfolio, PowerShares DWA Consumer Cyclicals Momentum Portfolio, PowerShares DWA Financial Momentum Portfolio, PowerShares DWA Healthcare Momentum Portfolio, PowerShares DWA Industrials Momentum Portfolio and PowerShares DWA Technology Momentum Portfolio. The additional language for each of these Funds reads as follows:

“Portfolio Turnover Risk. The Fund may engage in frequent trading of its portfolio securities in connection with the rebalancing or adjustment of the Underlying Index. A portfolio turnover rate of 200%, for example, is equivalent to the Fund buying and selling all of its securities two times during the course of a year. A high portfolio turnover rate (such as 100% or more) could result in high brokerage costs for the Fund. While a high portfolio turnover rate can result in an increase in taxable capital gains distributions to the Fund’s shareholders, the Fund will seek to utilize the in-kind creation and redemption mechanism (described below) to minimize capital gains to the extent possible.”

3.	Comment:	Page 1: In the principal investment strategies section of the Prospectus, revise the disclosure to better define the terms “relative strength characteristics” and “momentum.”

	Response:	We have incorporated additional discussion of these terms into the description of each Fund’s underlying index and principal investment strategies. The revised disclosure is as follows:

“Relative strength” is an investing technique that seeks to determine the strongest performing securities by measuring certain factors, such as a security’s performance against the overall market or a security’s relative strength value, which is derived by comparing the rate of change of the security’s price over a set period as compared to that of a benchmark index. Relative strength characteristics are based upon each company’s market performance.

Strictly in accordance with its guidelines and mandated procedures, Dorsey Wright & Associates, LLC (“Dorsey Wright” or the “Index Provider”) uses a proprietary methodology to determine a “momentum” score for each security within the universe of eligible securities. In general, momentum is the

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

tendency of an investment to exhibit persistence in its relative performance; a “momentum” style of investing emphasizes investing in securities that have had better recent performance compared to other securities. The momentum score for each security included in the Underlying Index is based on intermediate and long-term upward price movements of the security as compared to a representative benchmark and other eligible securities within the universe.

4.	Comment:	Page 1: Please revise the Fund’s concentration policy to reflect the concentration limit applicable to open-end funds set forth in Instruction 4 to Item 9(b)(1) of Form N-1A.

	Response:	The Trust and the adviser are considering the staff’s suggested change to each Fund’s concentration policy to adhere more closely to the definition of concentration in Form N-1A, as well as the staff’s position that a shareholder vote is not required to make such a policy change (as, in the staff’s view, it does not constitute a “deviation” under Section 13(a)(3) of the 1940 Act).

We note that, in prior versions of Form N-1A, concentration policy was defined as 25% or more of the value of a registrant’s total assets, which comports with the existing policies of these Funds. Given the changing definition of concentration policy over time in subsequent amendments to Form N-1A (including during periods when some of the Funds were initially created), the Funds’ adviser, in order to fully address the staff’s comment, will conduct a thorough review of this issue. In addition, the Funds note the desirability of maintaining, to the extent possible, similar concentration policies across the Trust’s various series, and desire to review the concentration policy for each series in the Trust in totality.

Additionally, as previously discussed with the staff, the adviser and the Funds believe it appropriate to review the proposed policy change with, and seek approval for the change from, the Trust’s Board of Trustees. As a consequence, after considering the staff’s suggested revision, the Funds respectfully decline to amend the concentration policy at this time. However, the Funds hereby confirm to continue to review this matter and, as necessary, reflect the staff’s requested changes in a subsequent post-effective amendment to the Trust’s registration statement following further review and discussion of the matter with the Trust’s Board of Trustees.

5.	Comment:	Page 1: Since the Fund’s underlying index is comprised of common stocks, and the Fund will replicate the index, the existing “Equity Risk” disclosure should be focused specifically on common stocks.

	Response:	We have revised the disclosure under the section “Equity Risk” in the risk sections of the Funds’ summary Prospectus and statutory Prospectus to incorporate additional disclosure that focuses specifically on the risks particular to common stock. The revised disclosure is as follows:

“Equity Risk. Equity risk is the risk that the value of the equity securities, including common stocks, ~~that a Fund holds~~ will fall. The value of an equity security may fall due to changes in ~~due to~~ general ~~market and~~ economic conditions that impact the market as a whole and that are relatively unrelated to an issuer or its industry. These conditions include changes in interest rates, specific periods of overall market turbulence or instability, or general and prolonged periods of economic decline and cyclical change. An issuer’s common stock in particular may be especially sensitive to, and more

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

adversely affected by, these general movements in the stock market; it is possible that a drop in the stock market may depress the price of most or all of the common stocks that the Fund holds.

In addition, equity risk includes the risk that investor sentiment toward, and perceptions regarding, particular industries or economic sectors will become negative. Price changes of equity securities may occur in a particular region, industry, or sector of the market, and as a result, the value of an issuer’s common stock may fall solely because of factors, such as increases in production costs, that negatively impact other companies in the same industry or in a number of different industries.

Equity risk also includes the financial risks of ~~perceptions regarding the industries in which the issuers of securities a Fund holds participate or~~ a specific company, including that the value of the company’s securities may fall as a result of factors directly relating to that ~~specific~~ company ~~in which the Fund invests~~, such as decisions made by its management or lower demand for the company’s products or services. In particular, the common stock of a company may decline significantly in price over short periods of time. For example, an adverse event, such as an unfavorable earnings report, may depress the value of common stock ~~securities a Fund holds. In addition, securities~~; similarly, the common stock of an issuer ~~in a Fund’s portfolio~~ may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the security experiences a decline in its financial condition.”

6.	Comment:	Page 2: Please make the indicated deletion to the following sentence in the “Performance” section of each Fund’s summary Prospectus: “The bar chart and table provide an indication of the risks of investing in the Fund by showing how the Fund’s total return has varied from year to year and by showing how the Fund’s average annual total returns compared with broad measures of market performance ~~and additional indexes with characteristics relevant to the Fund~~.” This language is not required by Form N-1A and the additional disclosure, we believe, is unnecessary.

	Response:	We have reviewed the line-item disclosure requirements of Item 4(b)(2) of From N-1A, and we believe that no changes are necessary at this time. Item 4(b)(2)(i) requires a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by showing how the returns compare with those of a broad measure of market performance). We note that the existing disclosure in this section includes a statement to that effect. However, we also note that, per Instruction 2(b) to Item 4, a “Fund may include, in addition to the required broad-based securities market index, information on one or more” narrowly based indexes that reflect the market sectors in which the Fund invests and that, should a Fund do so, it must “disclose information about the additional index in the narrative explanation … by stating that the information shows how the Fund’s performance compares with the returns of an index…” We note that each Fund, as an exchange-traded fund, attempts to track the performance of a specific underlying index with characteristics similar to the Fund, and that the returns of the underlying index is relevant to investors who wish to know how well the Fund has tracked the index. Therefore, we believe that the inclusion of the additional indexes in the total return chart and the narrative language in the introductory paragraph is not only expressly permitted by Form N-1A, but also that it is beneficial to investors, and the Trust respectfully declines to delete the disclosure at this time.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

7.	Comment:	Page 2: Please explain the statement in item (iii) in the following sentence: “There also may be instances in which the Adviser may choose to (i) overweight a security in the Underlying Index, (ii) purchase securities not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain securities in the Underlying Index, or (iii) utilize various combinations of other available investment techniques in seeking to track the Underlying Index.” Identify the “other available investment techniques” for the Funds.

	Response:	In seeking to track its respective underlying index, each Fund may invest up to 10% of its total assets, pursuant to the Trust’s exemptive relief, in securities and other instruments that are not included in the underlying index. The adviser may employ investment techniques, such as futures contracts or swaps, in circumstances where certain securities included in an underlying index are not available for investment by a Fund (due to, among other things, liquidity constraints). These instruments are designed to provide exposure to such securities and to help the Fund more closely track the underlying index. We note that the use of these derivatives is permitted by the Trust’s exemptive order, and that the risks associated with these derivatives already are disclosed in the Funds’ prospectus and Statement of Additional Information. To clarify item (iii) in the above sentence, and pursuant to the staff’s comment, we have included these specific types of investments in the disclosure, which now reads as follows:

“In seeking to track the Underlying Index, ~~T~~there also may be instances in which the Adviser may choose to (i) overweight a security in the Underlying Index, (ii) purchase securities not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain securities in the Underlying Index, or (iii) utilize various combinations of other available investment techniques, such as futures contracts or swaps that provide economic exposure to component securities of the Underlying Index~~, in seeking to track the Underlying Index~~.”

8.	Comment:	Page 6: The prospectus disclosure should be limited to principal investment strategies. Under the subsection “Non-Principal Investment Strategies,” it is not clear that, contrary to the title of the subsection, the practices described are not principal strategies. If the Fund is investing 10% of total assets in investments outside of its Underlying Index, this would be a principal investment strategy. Please clarify the disclosure.

Response:

Pursuant to the Trust’s exemptive relief, each Fund invests a minimum of 90% of its total assets in securities contained in its respective underlying index. However, in pursuing its investment objective to track its underlying index, each Fund generally invests in all of the securities comprising its underlying index in proportion to their weightings in the underlying index. Therefore, a Fund generally attempts to invest well above the minimum 90% threshold in securities within the underlying index. A Fund investing only the minimum 90% of its total assets in an underlying index is not a common occurrence, and therefore the Funds believe it would be misleading to investors to characterize the uncommon investment of 10% of a Fund’s total assets in derivatives or other investments as a principal investment strategy.

Additionally, we note that, as described in the prospectus, if a Fund were to invest up to 10% of its total assets in securities outside of the underlying index or in derivatives, such investments are done with the intent of adhering to the Fund’s investment objective of tracking the underlying index – for example, the Fund will invest in other securities that have economic characteristics that are substantially similar to those included in the underlying index, and it will invest in futures contracts or swaps that provide economic

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

exposure to securities in the underlying index that the Fund cannot otherwise invest in directly. The Fund will not invest in such securities for speculative purposes or for some other principal purpose; rather, they are alternative, non-principal strategies that a Fund will employ to meet its investment objective at times when it could not otherwise do so directly. Therefore, the Trust respectfully declines to revise the existing disclosure at this time.

9.	Comment:	Page 6: We note that, given the nature of the Funds’ investments, there should be no reason for a Fund to use alternative investments, including derivatives, for liquidity or to somehow better track the performance of its underlying index. Please explain why a Fund would use the alternative investments described in the subsection “Non-Principal Investment Strategies.”

	Response:	Pursuant to the Trust’s exemptive order, the Fund retains the ability to invest up to 10% of its total assets in instruments other than securities contained in the underlying index, including derivatives, if circumstances dictate that such investments would be in the best interest of Fund shareholders. Such circumstances could occur, for example, due to costs or liquidity constraints, or in periods of increased market volatility, unusual market conditions or when either low assets or high redemptions may prevent the Fund from fully investing in the securities of its underlying index in the same weightings as its underlying index. We acknowledge the staff’s position that, given the nature of the Funds’ investments, such possibilities are not common occurrences (and note that, because they are less common, such disclosure is placed under the subsection “Non- Principal Investment Strategies”). However, because the use of such derivatives is permitted under the Trust’s exemptive order and the possibility remains that use of such instruments could be, at times, the best way to provide exposure to, and more closely track, the underlying index, the Funds believe that the existing disclosure is beneficial to investors and therefore decline to remove or amend it.

10.	Comment:	Page 6: Please clarify the difference between “simulating full investment” and “investing for speculative purposes.”

	Response:	Each Fund does not invest in derivatives for speculative purposes. As an index-tracking ETF, the Fund’s investment objective is to track as closely as possible the returns of its underlying index. Each Fund normally will invest at least 90% of its total assets in securities within its underlying index, and it often will invest most of its assets in those component securities. However, due to legal restrictions or liquidity constraints (among other reasons), it may not be possible for a Fund to invest in all the component securities of the underlying index. In these situations, the Fund may invest in derivatives, such as futures and swaps, that are designed solely to provide economic exposure to the component securities it cannot otherwise purchase (that is, “simulate full investment” in the securities of the underlying index). The Funds will not use these instruments for speculative purposes to achieve total returns.

11.	Comment:	Page 10: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board not only approves the Funds’ valuation procedures, but it also must regularly review and evaluate the accuracy of such procedures using the appropriate means.

	Response:	Item 11 of Form N-1A provides instructions on disclosing the procedures for pricing the Fund’s shares, including a discussion of the circumstances under which it will use fair value pricing and the effects of using fair value pricing. Release IC-26299 similarly requires that a Fund’s valuation policies and procedures are subject to Rule 38a-1 of the 1940 Act. Neither Form N-1A, nor the release, requires a statement of the Board’s

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

continued monitoring, review and evaluation pursuant to Rule 38a-1 of the fair value procedures that it has previously adopted. We note supplementally that the Board reviews and ratifies all fair value determinations that the adviser has made, and it also reviews the pricing procedures in accordance with its obligations under Section 2(a)(41) of the 1940 Act. In light of the foregoing, however, we do not believe that additional disclosure is required, and the Trust respectfully declines to amend the disclosure at this time.

12.	Comment:	Page 27: Delete the brackets around the section titled “Oil and Gas Services Industry Risk” for PowerShares DWA Energy Momentum Portfolio.

	Response:	We have removed the brackets pursuant to the staff’s request. We also have removed the brackets around the risk disclosure in the statutory portion of the prospectus on page 46.

13.	Comment:	Page 48: The Funds’ names indicate that the Funds are index funds, and it is the staff’s position that a fund is expected to invest more than 80% of its assets in an index. We note that the Funds have disclosed that they will do so. With respect to this disclosure, we suggest that you revise the “80% investment policy” to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes,” in securities suggested by the name of each Fund.

	Response:	We have revised the disclosure according to the staff’s request. The revised disclosure regarding the requirements of the Funds pursuant to Rule 35d-1 of the 1940 Act on page 48 now reads as follows:

“In accordance with 1940 Act rules, each Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in securities of companies from the economic sector that is suggested by the name of the Fund (the “80% investment policy”). Each Fund considers securities of companies from the economic sector suggested by the name of the Fund to be those securities that comprise its respective Underlying Index. Each Fund therefore anticipates meeting its 80% investment policy because it already is required to invest at least 90% of its total assets in securities that comprise its respective Underlying Index, in accordance with each Fund’s principal investment strategies and the terms of the Trust’s exemptive relief.”

We also note that we have revised similar disclosure on page 3 of the Statement of Additional Information pursuant to the staff’s comment.

Statement of Additional Information

1.	Comment:	Page 2: Fundamental investment restrictions (3) and (4) use the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please substitute the more restrictive definition of concentration applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A., (i.e., the fund may not invest more than 25% of the value of its net assets).

	Response:	As discussed in response to Comment no. 4 in the staff’s comments to the Prospectus, the Funds’ adviser will conduct a thorough review of the Funds’ concentration policies, including reviewing the proposed changes with the Trust’s Board of Trustees. As a consequence, the Funds respectfully decline to amend the concentration policy at this time; however, the Funds hereby confirm to continue to review this matter and, as necessary, reflect the staff’s requested changes in a subsequent post-effective amendment to the Trust’s registration statement.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

2.	Comment:	Page 2: Fundamental investment restrictions (5), (6), and (7) may conflict with other descriptions of how the Funds will cover their investments in senior securities. In addition, we do not understand the reference to “other investments” and “other transactions permissible under the 1940 Act that may involve a borrowing.” Disclosure in the prospectuses and, subsequently, in the SAI indicates that the Funds intend to use asset segregation to cover their derivatives positions. Please revise fundamental investment restriction (5), (6), and (7) to encompass the relevant regulations, releases, and staff guidance applicable to the issuance of senior securities by investment companies.

	Response:	Under the terms of these fundamental restrictions, a Fund may borrow from a bank up to 10% of its total assets, and these fundamental restrictions provide a Fund with the flexibility to engage in borrowings pursuant to either Section 18(g) or Section 18(f)(1), or in combination. Each Fund may borrow money from a bank (as permitted by Section 18(f)(1)) and engage in any other transaction permitted under the 1940 Act that may involve a borrowing permitted by Section 18, but at no time will the amounts of such loans or borrowings exceed the 300% asset coverage requirement of Section 18(f)(1). Each Fund is aware of the percentage borrowing limitations imposed by both Section 18(f)(1) and Section 18(g) and will limit its borrowing activities, if any, accordingly.

In addition, we have included disclosure following the list of fundamental investment restrictions stating that if a Fund’s bank borrowings, repurchase agreements and loans of portfolio securities exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings), the Fund will take corrective action to reduce the amount of its bank borrowings, repurchase agreements and loans of portfolio securities to an extent that such transactions will not exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).

The restrictions’ disclosure of transactions “permissible under the 1940 Act” makes clear that the Fund will not engage in borrowings that are prohibited as senior securities under Section 18. The language referring to “other investments” and “other transactions permissible under the 1940 Act that may involve a borrowing” include positions the Fund may take with respect to futures contracts, in order to gain exposure to the securities within a Fund’s underlying index. As stated above, we also note that these investments are “permissible under the 1940 Act,” which by its clear terms also inherently encompasses all rules, regulations, releases and staff guidance on this topic, each of which are either issued under, and pursuant to, the 1940 Act or which provide interpretations of existing provisions of the 1940 Act. As a result, the language of the fundamental restrictions (5), (6) and (7) already inherently contains the revisions that the staff recommends, and amending it would serve no additional purpose. Therefore, the Trust respectfully declines the staff’s comment to revise these investment restrictions.

3.	Comment:	Page 3: We believe that fundamental investment restriction (12), relating to the issuance of senior securities, is too narrow to accommodate the investment strategies of the Funds. Please revise restriction (12) to encompass the relevant regulations, releases, and staff guidance applicable to the issuance of the senior securities described in the Funds’ investment strategies.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

February 18, 2014

Response:	The Funds believe that fundamental investment restriction (12), as currently written, presently encompasses the suggested additions and is broad enough to accommodate the investment strategies of the Funds. In particular, we note that to the exemptive rules, regulations and orders of the Commission are necessarily subsumed by the phrase “as permitted by the 1940 Act,” and we note that the Funds similarly view the interpretive and no-action positions provided by the staff as similarly addressing conduct that is “permissible under the 1940 Act.” In addition, the Funds note the desirability of maintaining, to the extent possible, similar fundamental investment restrictions across the Trust’s various series. As a consequence, after considering the staff’s suggested revision, the Funds respectfully decline to implement it.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

February 18, 2014

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust

1933 Act Registration No. 333-102228

1940 Act Registration No. 811-21265

On behalf of PowerShares Exchange-Traded Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary